

SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C.
181
SECTION

UNI
SECURITIES AND
Washin

03052228

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 West Irvin Avenue
(No. and Street)

State College	PA	16801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy L. Loy, CFO 814-238-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klein & Rizzo, Inc.
(Name – *if individual, state last, first, middle name*)

1418 East Third Street	Williamsport	PA	17701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judy L. Loy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Co., Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public


NOTARIAL SEAL
Kelly A. Walker, Notary Public
State College Borough, County of Centre
My Commission Expires Dec. 23, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NESTLERODE & CO., INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION
YEAR ENDED SEPTEMBER 30, 2003

TABLE OF CONTENTS

KLEIN & RIZZO Inc.
• Certified Public Accountants •

American Institute of Certified Public Accountants

PAUL S. KLEIN, C.P.A., C.V.A. GEORGE E. RIZZO, C.P.A.

Pennsylvania Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

November 14, 2003

Nestlerode & Co., Inc.
430 W. Irvin Avenue
State College, PA 16804

We have audited the accompanying balance sheet of Nestlerode & Co., Inc. as of September 30, 2003, and the related statements of operations, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nestlerode & Co., Inc. as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A and B is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information is required under Rules 15c3-1 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Klein and Rizzo, Inc.

Klein and Rizzo, Inc.
Certified Public Accountants

1418 EAST THIRD STREET • WILLIAMSPORT PA 17701 • TELEPHONE 570-326-2668 • FAX 570-323-3767

NESTLERODE & CO., INC.
BALANCE SHEET
SEPTEMBER 30, 2003

LIABILITIES AND EQUITY

Current Liabilities		
Accounts payable - trade	$ 5,345	
Accounts payable - 12b-1	2,542	
Accrued and withheld payroll taxes	14,931	
Total Current Liabilities		22,818
Stockholders' Equity		
Preferred stock	20,000	
Common stock	24,200	
Less: treasury stock at cost	(11,092)	
Total	33,108	
Retained Earnings	174,800	
Total Stockholders' Equity		207,908
Total Liabilities and Stockholders' Equity		$230,726

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Retained Earnings, Beginning	$ 203,278
Net Loss For The Year	(28,478)
Retained Earnings, Ending	$ 174,800

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Revenue		
Commissions	$ 326,421	
Service fees and other income	314,872	
Interest	67	
Total Revenues		641,360
Operating Expenses		
Advertising	52,995	
Amortization	2,649	
Commissions	248,451	
Contracted services	26,199	
Contributions	1,000	
Depreciation	12,597	
Dues and subscriptions	14,577	
Equipment rental	126	
Insurance	52,302	
Licenses and fees	2,412	
Maintenance	4,626	
Office expense	19,940	
Pension contributions	10,270	
Postage	5,921	
Professional fees	12,884	
Property taxes	2,975	
Rent	31,350	
Research	3,633	
Supplies	4,537	
Taxes	30,744	
Telephone	37,495	
Training and seminars	442	
Travel and entertainment	3,148	
Utilities	5,736	
Wages	109,427	
Total Operating Expenses		696,436
Loss Before Income Taxes		(55,076)
Income Tax Expense (Benefit)		
Federal income tax	(11,586)	
State income tax	(15,012)	
Total Income Tax Expense (Benefit)		(26,598)
Net Loss		$(28,478)

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Cash Flows From Operating Activities:		
Net loss	$ (28,478)	
Adjustments to reconcile net income to net cash used for operating activities		
Depreciation	12,597	
Amortization	2,649	
Deferred income taxes	(23,020)	
(Increase) decrease in:		
Accounts receivable	(13,497)	
Prepaid expenses	20,020	
Increase (decrease) in:		
Accounts payable	(7,064)	
Accrued and withheld payroll taxes	6,285	
Total Cash Flows Used By Operating Activities		(30,508)
Cash Flows Used For Investing Activities:		
Purchase of fixed assets		(6,948)
Net Decrease In Cash		(37,456)
Cash at Beginning of Year		149,858
Cash at End of Year		$112,402
Supplemental Disclosure of Cash Flow Information		
Income Taxes Paid		-

The accompanying notes are an integral part of the financial statements

Note 1 - Significant Accounting Policies

Operation
Nestlerode & Company, Inc. was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services. The Company maintains an office in State College, PA.

Uses of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles may require the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash Equivalents
For purposes of the statement of cash flows, the company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2003.

Allowance For Bad Debts
The Company considers accounts receivable to be fully collectible, accordingly, no allowance for bad debts is required.

Depreciation and Amortization
Fixed assets are recorded at cost. Furniture and equipment are depreciated using accelerated methods over 5 and 7 years. Leasehold improvements are depreciated using the straight line method over 31.5 and 39 years. Computer software costs are depreciated using the straight line method over 3 years.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 9 Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

As of September 30, 2003, the Company has a net operating loss carryforward for federal and state income tax purposes totaling approximately $53,385 (federal) and $151,638 (state), available to offset future taxable income. These loss carryforwards expire at September 30, 2023 for federal income tax purposes and from September 30, 2021 through 2023 for state income tax purposes, unless utilized sooner.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule A of this report.

Note 3 - Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at First Southwest Company, Dallas, Texas. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3.

Note 4 - Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

Note 5 - Details of stockholder's equity at September 30, 2003 is as follows:

	Preferred Stock	Common Stock	Treasury Stock
Value	$ 20,000	$ 24,200	$ 11,092
Par Value	None	None	
Shares Authorized	5,000,000	5,000,000	
Shares Issued	3,620,000	2,466,000	
Shares Outstanding	2,420,000	2,420,000	
Treasury Stock Shares	1,200,000	46,000	1,246,000

The common stock is the voting stock of Nestlerode and Company, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode and Company, Inc. There was no activity involving the share authorized, issued or outstanding during the year ended September 30, 2003.

Note 6 - Income Taxes

Deferred tax asset of $23,020 as of September 30, 2003, represent the tax effect of deductible temporary differences in book and tax reporting. The deductible difference relates to the benefit derived from the net operating loss carryforward.

The deferred tax asset related to:

Net operating loss carryforward	
Federal	$ 8,008
State	15,012
	$23,020

Income tax expense (benefit) consisted of the following:

Current	
Federal	$ -
State	-
Under (over) accrual of prior years	
Federal	(3,578)
Tax benefit or net operating loss carryforward	
Federal	(8,008)
State	(15,012)
	$(26,598)

Note 7 - Pension Plan

Effective January 1, 1997, the Company established a simple plan under section 408 (P) of the Internal Revenue Code for the benefit of eligible employees. Eligibility is limited to employees who are reasonably expected to receive $5,000 in compensation for the calendar year. The Company may contribute amounts as determined by the Board of Directors, which is currently a matching contribution up to a limit of 3% of the employee's compensation. Company contributions totaled $10,270 for the year ended September 30, 2003.

Note 8 - Related Party Transactions

The company leases office space from West Irvin Associates, a related party. Lease payments were $2,800 per month for the year ended September 30, 2003. The Company also pays the real estate taxes for the property. The total lease payments to West Irvin Associates for the year ended September 30, 2003, including real estate taxes, were $34,325.

NESTLERODE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SEPTEMBER 30, 2003

Net Capital		
Total stockholders' equity		$207,908
Deduct stockholders' equity not allowable for net capital computation		-
Total stockholders' equity allowable for net capital computation		207,908
Deductions		
Petty cash	8	
Federated rebate due from brokers	552	
Non-security related debit balances due		
Employees advances	3,621	
12b-1 fees (net of related accounts payable)	2,542	
Prepaid expenses	2,157	
Fixed assets (net of accumulated depreciation and amortization)	54,480	
Deferred tax benefit	23,020	
Total deductions		86,380
Adjusted Net Capital		$121,528
Aggregate Indebtedness		
Accounts payable		$ 7,887
Accrued payroll taxes		14,931
Total Aggregate Indebtedness		$ 22,818
Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 1,521
Minimum dollar net capital required		$ 50,000
Adjusted Net Capital		$121,528
Minimum Net Capital Required (Greater of Above)		50,000
Excess Net Capital		$ 71,528

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SEPTEMBER 30, 2003

Reconciliation With Company's Computation

Net Capital as Reported in Company's Part II (Unaudited) Focus Report	$119,778
Accounts Payable Adjustment	1,750
Adjusted Net Capital Per This Audit Report	$121,528

No material difference exists from the net capital as reported by the company and the net capital per this audit report.

KLEIN & RIZZO Inc.
• Certified Public Accountants •

American Institute of Certified Public Accountants

PAUL S. KLEIN, C.P.A., C.V.A. GEORGE E. RIZZO, C.P.A.

Pennsylvania Institute of Certified Public Accountants

Schedule B

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

November 14, 2003

Nestlerode & Co., Inc.
430 W. Irvin Avenue
State College, PA 16804

We have examined the financial statements of Nestlerode & Co., Inc. for the year ended September 30, 2003, have issued our report thereon dated November 14, 2003, and as part of our examination, we made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's objectives under SEC rule 17A-5. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Nestlerode & Co., Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Respectfully submitted,



Klein and Rizzo, Inc.
Certified Public Accountants

1418 EAST THIRD STREET • WILLIAMSPORT PA 17701 • TELEPHONE 570-326-2668 • FAX 570-323-3767